SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No. 3)(1)


                      First Mid-Illinois Bancshares, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $4.00 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   320866106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Charles Albert Adams
                               21 St. Andrews Place
                               Mattoon, Il 61938
                                 (217)234-8877

--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                June 29, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 5 Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.320866106                     13D                   Page 2 of 5 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Charles Albert Adams

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

PF & OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


United States of America
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         372,922

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    5,232
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         372,922

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    5,232

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

378,154

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.6%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 320866106                       13D                 Page 3 of 5 Pages


________________________________________________________________________________
Item 1.  Security and Issuer.

This statement relates to the common stock, par value $4.00 per share (the "Common Stock"), of First Mid-Illinois Bancshares, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 1515 Charleston Avenue, Mattoon, Illinois 61938.

________________________________________________________________________________
Item 2.  Identity and Background.

This statement is being filed by Charles A. Adams who resides at 21 St. Andrews Place, Mattoon, IL 61938. His principal occupation is serving as the President of Howell Paving, Inc. His business address is as follows:
Howell Paving, Inc., 1020 North 13th Street, Mattoon, Illinois
61938.

During the last five years, Mr. Adams (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in a judgment, decree or final order finding any violation with respect to federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

Mr. Adams is a citizen of the United States of America.
________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

Since Mr. Adams' most recently filed amendment to this statement on June 2, 2003, shares of Common Stock for which Mr. Adams is reporting beneficial ownership herein have been acquired in the following manner: (i) 9,915 shares have been acquired pursuant to the dividend reinvestment under the Company's Dividend Reinvestment Plan; (ii) 1,435 shares have been acquired pursuant to the deferral of director fees under the Company's Deferred Compensation Plan; (iii) 122,938 shares have been acquired pursuant to the three-for-two stock split effected by the Company on July 16, 2004; (iv)
2,250 shares have been acquired from the exercise of stock options under the Company's Stock Incentive Plan; and (v) 2,250 shares have been awarded in the form of stock options under the Company's Stock Incentive Plan. No borrowed funds were used for any of the above listed acquisitions.



________________________________________________________________________________
Item 4.  Purpose of Transaction.

Purchases of shares of Common Stock by Mr. Adams have been for investment purposes. Mr. Adams may purchase additional shares from time to time depending upon price, market conditions, availability of funds, evaluation of other investment opportunities, and other factors. Although Mr. Adams has no present intention to sell any shares, he could determine from tine to time, based upon the same factors listed above for purchases, to sell some or all of the shares held by him.

Except as set forth above, Mr. Adams does not have any plan or proposal which relates to or would result in any of the following matters:

     (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

     (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the issuer;

     (f) Any other material change in the issuer's business or corporate structure;

     (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

     (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j)  Any action similar to any of those enumerated above.

________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

     (a) & (b) Mr. Adams holds sole voting and investment power over the following shares of Common Stock: (i) 86,775 shares held individually; (ii) 28,923 shares held for the account of Mr. Adams under the Company's Deferred Compensation Plan; and (iii) 254,974 shares held by Howell Paving, Inc. which is a corporation controlled by Mr. Adams. Mr. Adams is also reporting shared voting and investment power over the 5,232 shares held by his spouse; however, Mr. Adams disclaims beneficial ownership of these 5,232 shares. Mr. Adams total beneficial ownership amounts to 378,154 shares of Common Stock, or 8.6% of the outstanding shares.

     (c) During the past 60 days, Mr. Adams has effected no transactions in the Common Stock.

     (d) Other than the entities described in sub-items (a) & (b) above, to the knowledge of Mr. Adams, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by Mr. Adams.

     (e)  Not applicable.

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.


There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Lumpkin and any person with respect to any securities of the issuer.
________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.


None
________________________________________________________________________________

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        June 29, 2005
                                        ----------------------------------------
                                                         (Date)



                                        ----------------------------------------
                                                       (Signature)


                                        Charles A. Adams
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).